EXHIBIT 99.3
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Trading statement

Telkom is currently finalising its reviewed interim financial results for the six months ended September 30, 2007 which will be released on Monday November 19, 2007.

Further to previous cautions regarding our financial performance, shareholders are advised that the basic earnings per share and headline earnings per share are expected to be between 14% and 20% lower than the reviewed interim financial results reported for the comparable prior period.

The earnings have been depressed by:

•	An aggressive marketing initiative comprising the bundling of services at discounted rates. This campaign has already resulted in increased traffic on certain call types.

•	Increased investment in materials and maintenance to improve the reliability of the network and customer services.

•	Higher depreciation, resulting from increased capital expenditure to enhance capacity and capability within the network.

•	Changes in the fair value of financial instruments arising mainly from a stronger rand as at September 30, 2007.

The financial information on which this trading statement is based has not been reviewed and reported on by Telkom's auditors.

Pretoria
November 12, 2007

Sponsor
UBS South Africa (Pty) Limited

Special note regarding forward-looking statements

Many of the statements included in this announcement constitute or are based on forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts,including, among others, statements regarding our future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward looking statements. Forward looking statements can generally be identified by the use of terminology such as "may", "will", "should", "expect", "envisage", "intend", "plan", "project","estimate", "anticipate", "believe", "hope", "can", "is designed to" or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward looking. These forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward looking statements. We caution you not to place undue reliance on these forward looking statements. All written and oral forward looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of our most recent annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC), either to conform them to actual results or to changes in our expectations.

Telkom SA Limited filed an annual report on Form 20-F with the US SEC, for the year ended March 31, 2007 on July, 17, 2007. This annual report includes a detailed description of risk factors that may affect its business. For further information you should refer to the Form 20-F and other filings with the US SEC, which are available on Telkom`s investor relations website at www.telkom.co.za/ir.